

Mail Stop 3233

December 5, 2016

Via E-mail
Mr. Charles J. Siegel
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue
Second Floor
Santa Monica, CA 90401

> **Re:** **Anworth Mortgage Asset Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated November 16, 2016**
> **File No. 001-13709**

Dear Mr. Siegel:

We have reviewed your November 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2016 letter.

Consolidated Statements of Operations, page F-4

1. We note your response to our prior comment 3. Given that a significant portion of your interest bearing liabilities continue to finance a significant portion of your interest earning assets, we continue to believe that you should use a net interest income presentation consistent with Article 9 of Regulation S-X. SAB Topic 11K notes that although Article 9 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities.

Note 8. Fair Values of Financial Instruments, page F-23

2.   We note your response to prior comment 4. Please further revise your disclosure in future filings to describe the valuation technique(s) *(e.g. matrix pricing, discount rate adjustment technique)* used by pricing services and brokers to determine the fair value of your agency MBS, non-agency MBS and derivative instruments that are categorized within Level 2. Refer to ASC 820-10-50-2(bbb).

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities